UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kimbell Royalty Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

49435R 102
(CUSIP Number)

David J. Sorkin, Esq.
9 West 57th Street, Suite 4200
New York, NY 10019
(212) 750-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102
1	NAME OF REPORTING PERSONS
EIGF Aggregator III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,599,554

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,599,554

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,599,554

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102
1	NAME OF REPORTING PERSONS
TE Drilling Aggregator LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
314,005

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
314,005

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
314,005

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102
1	NAME OF REPORTING PERSONS
EIGF Aggregator LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,599,554

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,599,554

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,599,554

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102
1	NAME OF REPORTING PERSONS
KKR Energy Income and Growth Fund I L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,599,554

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,599,554

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,599,554

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102
1	NAME OF REPORTING PERSONS
KKR Associates EIGF L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,599,554

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,599,554

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,599,554

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102
1	NAME OF REPORTING PERSONS
KKR Energy Income and Growth Fund I-TE L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
314,005

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
314,005

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
314,005

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102
1	NAME OF REPORTING PERSONS
KKR Associates EIGF TE L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
314,005

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
314,005

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
314,005

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102
1	NAME OF REPORTING PERSONS
KKR EIGF LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,913,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,913,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102
1	NAME OF REPORTING PERSONS
KKR Upstream Associates LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,913,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,913,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102
1	NAME OF REPORTING PERSONS
KKR Fund Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,913,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,913,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102
1	NAME OF REPORTING PERSONS
KKR Upstream LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,913,559

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,913,559

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102
1	NAME OF REPORTING PERSONS
KKR Fund Holdings GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,913,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,913,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 49435R 102
1	NAME OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,913,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,913,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102
1	NAME OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,913,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,913,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102
1	NAME OF REPORTING PERSONS
KKR Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,913,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,913,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102
1	NAME OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,913,559

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,913,559

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102
1	NAME OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,913,559

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,913,559

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102
Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the common units representing limited partner interests (“Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on July 23, 2018 (the “Schedule 13D”). Except as otherwise specified in this Amendment No. 1, all previous Items are unchanged.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

The ownership percentages set forth below are calculated pursuant to Rule 13d-3 of the Act and are based on an aggregate of 13,886,204 Common Units outstanding as of September 24, 2018, as provided to the Reporting Persons by the Issuer, plus 4,913,559 Common Units that may be received by the Reporting Persons upon exchange of an equal number of limited liability company units of (“OpCo Units”) of Kimbell Royalty Operating, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (the “Operating Company”), and an equal number of Class B common units representing limited partner interests in the Issuer (“Class B Units”, which  together with the OpCo Units are exchangeable on a one-for-one basis for Common Units) held by the Reporting Persons.  As of the date of this filing, (i) EIGF Aggregator III may have been deemed to be the beneficial owner of 4,599,554 Common Units, which represented 24.5% of the total number of Common Units outstanding, and (ii) TE Drilling Aggregator may have been deemed to be the beneficial owner of 314,005 Common Units, which represented 1.7% of the total number of Common Units outstanding.

Each of EIGF Aggregator (as the managing member of EIGF Aggregator III), KKR Energy Income (as the managing member of EIGF Aggregator), and KKR Associates (as the general partner of KKR Energy Income) may be deemed to be the beneficial owner of the Common Units beneficially owned by EIGF Aggregator, but each disclaims beneficial ownership of such Common Units. Each of KKR Energy Income TE (as the sole member of TE Drilling Aggregator) and KKR Associates TE (as the general partner of KKR Energy Income TE) may be deemed to be the beneficial owner of the Common Units beneficially owned by TE Drilling Aggregator, but each disclaims beneficial ownership of such Common Units.

Each of KKR EIGF (as the general partner of KKR Associates and as the general partner of KKR Associates TE), KKR Upstream Associates (as the sole member of KKR EIGF), KKR Fund Holdings (as the sole member of KKR Upstream), KKR Fund Holdings and KKR Upstream (as the members of KKR Upstream Associates), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as a general partner of KKR Fund Holdings and the sole shareholder of KKR Fund Holdings GP), KKR & Co. (as the sole shareholder of KKR Group Holdings), KKR Management (as the controlling shareholder of KKR & Co.) and each of Henry R. Kravis and George R. Roberts (as the designated members of KKR Management) may be deemed to be the beneficial owner of the Common Units beneficially owned by EIGF Aggregator III and TE Drilling Aggregator, for an aggregate of 4,913,559 Common Units, or 26.1% of the total number of Common Units outstanding, but each disclaims beneficial ownership of such Common Units.

If all OpCo Units and Class B Units held by the Reporting Persons and all other holders were exchanged for newly issued Common Units, there would be a total of 26,839,462 Common Units outstanding, and the Reporting Persons would be deemed, in the aggregate, to be the beneficial owners of 18.3% of the outstanding Common Units.

None of the other persons named in Item 2 beneficially owns any Common Units. Any beneficial ownership of Common Units by the KKR Directors is listed on Annex A.

CUSIP No. 49435R 102
(c)          Except as described in Item 3 or elsewhere in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, the KKR Directors or any other person named in Item 2 has effected any transactions in the Common Units during the past 60 days.

(d)          To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported herein.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

Purchase Agreement

As described above, on May 28, 2018, the Issuer entered into the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, the Issuer agreed to acquire the equity interests in certain subsidiaries owned by Haymaker Seller for aggregate consideration at closing consisting of (i) $126 million in cash and (ii) the issuance of 6,000,000 Common Units. EIGF Aggregator III and TE Drilling Aggregator are affiliates of Haymaker Seller and, pursuant to the Purchase Agreement, were designated as the recipients of a portion of the Common Units to be received by Haymaker Seller in connection with the Purchase Agreement. The Issuer also entered into a Purchase Agreement (the “HMR Acquisition Purchase Agreement”) by and among the Issuer, Haymaker Minerals & Royalties, LLC, a Delaware limited liability company (“HMR”), and Haymaker Services for the equity interests in certain subsidiaries owned by HMR. The transactions contemplated by the Purchase Agreement and HMR Purchase Agreement are referred to herein as the “Haymaker Transactions.” The Issuer also entered into a Series A Preferred Unit Purchase Agreement with certain affiliates of Apollo Capital Management, L.P. (collectively, “Apollo”) to issue and sell Series A Cumulative Convertible Preferred Units representing limited partner interests in the Issuer.

The Issuer and Haymaker Seller each made certain representations, warranties and covenants in the Purchase Agreement, including to conduct their respective businesses in the ordinary course during the period between the execution of the Purchase Agreement and the closing, subject to certain exceptions. The Issuer, on the one hand, and Haymaker Seller, agreed to indemnify each other and their respective officers, directors, employees, consultants, advisors, representatives and agents against certain losses resulting from breaches of their respective representations, warranties and covenants, subject to certain negotiated limitations and survival periods set forth in the Purchase Agreement.

In addition, pursuant to the terms of the Purchase Agreement, Haymaker Seller agreed, effective as of the closing of the Haymaker Transactions and subject to certain exceptions, that EIGF Aggregator III and TE Drilling Aggregator shall be restricted from disposing of the Common Units for a period of 180 days following the closing.

The Issuer is required under the Purchase Agreement, as soon as reasonably practicable following the closing of the Haymaker Transactions, to use its reasonable best efforts to file an information statement pursuant to Regulation 14C with respect to (i) the Issuer’s proposal to change its U.S. federal income tax status from a partnership to an entity taxable as a corporation and (ii) an amendment to the Issuer’s long-term incentive plan to increase the number of Common Units eligible for issuance under the plan (subject to a cap set forth in the Purchase Agreement) (together, the “Proposals”). In connection with the Proposals, the Issuer and Haymaker Seller have agreed to consult and cooperate in good faith with each other, prior to the time the information statement is filed, regarding the structure of the Proposals. Under the Purchase Agreement, Haymaker Seller agreed, subject to the Issuer’s compliance with its obligations, that EIGF Aggregator III and TE Drilling Aggregator shall sign a written consent or otherwise vote in favor of the Proposals on the record date set by the Issuer’s general partner for such written consent.

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References to, and descriptions of, the Purchase Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Purchase Agreement filed hereto as Exhibit 99.3, which is incorporated in its entirety in this Item 6.

Voting Agreement

Upon the closing of the Haymaker Transactions and pursuant to the terms of the Purchase Agreement, the Issuer entered into a voting agreement (the “Voting Agreement”) with EIGF Aggregator III and TE Drilling Aggregator. Pursuant to the terms of the Voting Agreement, EIGF Aggregator III and TE Drilling Aggregator agreed to not dispose of the Common Units for a period of 180 days following the closing. In addition, EIGF Aggregator III and TE Drilling Aggregator agreed, subject to the Issuer’s compliance with its obligations under the Purchase Agreement, to sign a written consent or otherwise vote in favor of the Proposals on the record date set by the Issuer’s general partner for such written consent. The Voting Agreement terminates on January 8, 2019.

References to, and descriptions of, the Voting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Voting Agreement filed hereto as Exhibit 99.4, which is incorporated in its entirety in this Item 6.

 Recapitalization Transaction

On July 23, 2018, EIGF Aggregator III and TE Drilling Aggregator, together with certain other unitholders constituting the requisite majority of unitholders, approved the Proposals by written consent. Pursuant to Rule 14c-2 under the Act, the written consent became effective on September 20, 2018, which is 20 calendar days following the date a Schedule 14C Information Statement was sent to unitholders.

Recapitalization Agreement

On July 24, 2018, EIGF Aggregator III and TE Drilling Aggregator entered into a Recapitalization Agreement (the “Recapitalization Agreement”), by and among the Issuer and certain of its affiliates, certain other unitholders of the Issuer (the “Exchanging Unitholders”), and the Operating Company, pursuant to which (a) the Issuer’s equity interest in the Operating Company was recapitalized into 13,886,204 newly issued OpCo Units and 110,000 newly issued Series A Cumulative Convertible Preferred Units (“Series A Preferred Units”) of the Operating Company and (b) the 4,913,559 Common Units held by EIGF Aggregator III and TE Drilling Aggregator, along with 8,039,699 Common Units held by the Exchanging Unitholders, were exchanged for (i) 4,913,559 and 8,039,699 newly issued Class B Units, respectively, and (ii) 4,913,559 and 8,039,699 newly issued OpCo Units, respectively, in connection with the implementation of an Up-C structure (the  “Recapitalization Transaction”). The Class B Units and OpCo Units are exchangeable together into an equal number of Common Units.

Pursuant to the terms of the Recapitalization Agreement, EIGF Aggregator III and TE Drilling Aggregator paid five cents per Class B Unit to the Issuer as additional consideration with respect to the Class B Units (the “Class B Contribution” and, such per unit amount, the “Class B Contribution Per Unit Amount”). EIGF Aggregator III and TE Drilling Aggregator, as holders of the Class B Units, are entitled to receive cash distributions equal to 2% per quarter on their respective Class B Contribution, subsequent to distributions on the Series A Preferred Units but in preference to distributions on the Common Units.

References to, and descriptions of, the Recapitalization Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Recapitalization Agreement filed hereto as Exhibit 99.5, which is incorporated in its entirety in this Item 6.

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Exchange Agreement

The Recapitalization Transaction, including the transactions contemplated by the Recapitalization Agreement, was completed on September 23, 2018. Simultaneously with the closing of the Recapitalization Transaction, EIGF Aggregator III and TE Drilling Aggregator, the Exchanging Unitholders, the Issuer and certain of its affiliates and the Operating Company entered into the Exchange Agreement (the “Exchange Agreement”). Pursuant to the terms of the Exchange Agreement, each of EIGF Aggregator III and TE Drilling Aggregator can tender its OpCo Units and an equal number of its Class B Units (together, the “Tendered Units”) for redemption to the Operating Company. Each of EIGF Aggregator III and TE Drilling Aggregator has the right to receive, at the election of the Operating Company, either a number of Common Units equal to the number of Tendered Units or a cash payment equal to the number of Tendered Units multiplied by the current market price of the Common Units. In addition, the Issuer has the right, but not the obligation, to directly purchase all or a portion of such Tendered Units for either a number of Common Units equal to the number of Tendered Units the Issuer elects to purchase or a cash payment equal to the number of Tendered Units the Issuer elects to purchase multiplied by the current market price of the Common Units. Each of EIGF Aggregator III and TE Drilling Aggregator also has the right to receive a cash amount equal to the Class B Contribution Per Unit Amount multiplied by the number of Tendered Units that are redeemed by the Operating Company or that are repurchased by the Issuer.

If the Operating Company elects to require the delivery of Common Units in exchange for any Tendered Units or the Issuer elects to purchase any Tendered Units using Common Units as consideration, the exchange will be on a one-for-one basis, subject to adjustment in the event of splits or combinations of units, distributions of warrants or other unit purchase rights, specified extraordinary distributions and similar events. The Exchange Agreement provides that no party will have the right to exchange its OpCo Units if the Issuer reasonably determines that such exchange would be prohibited by applicable law or regulation.

References to, and descriptions of, the Exchange Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Exchange Agreement filed hereto as Exhibit 99.6, which is incorporated in its entirety in this Item 6.

Third Amended and Restated Partnership Agreement of the Issuer

Simultaneously with the closing of the Recapitalization Transaction, the general partner of the Issuer executed the Third Amended and Restated Agreement of Limited Partnership of the Issuer (the “Third Amended and Restated Partnership Agreement”). The primary purpose of the entry into the Third Amended and Restated Partnership Agreement was to delete or amend provisions of the Second Amended and Restated Agreement of Limited Partnership of the Issuer to reflect the Issuer’s U.S. federal income tax classification as an entity taxable as a corporation and to reflect the effects of the Recapitalization Transaction.

In addition, certain additional amendments to the Second Amended and Restated Partnership Agreement were made, which are principally focused on (i) updating section references and making clerical changes and (ii) the creation and rights of the Class B Units and their issuance. Pursuant to the terms of the Third Amended and Restated Partnership Agreement, EIGF Aggregator III and TE Drilling Aggregator, as holders of the Class B Units, are entitled to receive cash distributions equal to 2% per quarter on their respective Class B Contribution, subsequent to distributions on the Series A Preferred Units but in preference to distributions on the Common Units. The Issuer’s public unitholders will still be entitled to receive distributions of available cash, as described in the Third Amended and Restated Partnership Agreement, and their voting rights will not change.

References to, and descriptions of, the Third Amended and Restated Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Third Amended and Restated Partnership Agreement filed hereto as Exhibit 99.7, which is incorporated in its entirety in this Item 6.

First Amended and Restated Limited Liability Company Agreement of the Operating Company

Simultaneously with the closing of the Recapitalization Transaction, the Issuer executed the First Amended and Restated Limited Liability Company Agreement of the Operating Company (the “First Amended and Restated Company Agreement”).

The primary purpose of amending and restating the Limited Liability Company Agreement of the Operating Company was to reflect the consummation of the Recapitalization Transaction and to implement provisions providing for a multi-member limited liability company. Pursuant to the First Amended and Restated Company Agreement, the Issuer is the managing member and each of EIGF Aggregator III and TE Drilling Aggregator is a non-managing member. The non-managing members have limited voting rights and are entitled to distributions.

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The First Amended and Restated Company Agreement also reflects additional tax provisions to provide that the Operating Company (i) maintain a capital account for each member, (ii) allocate income and losses of the Operating Company based on the members’ respective percentage interest in the Operating Company, (iii) provide the tax characterization of the Operating Company as a continuation of an existing partnership (but not as a publicly traded partnership within the meaning of the Internal Revenue Code), (iv) require that the Operating Company file tax returns and provide certain information to its members and (v) upon liquidation, distribute cash or property to the members in accordance with their respective capital account balances.

At any time, subject to certain restrictions in the Exchange Agreement, any non-managing member may exchange its OpCo Units (together with its Class B Units) for Common Units pursuant to and in accordance with the Exchange Agreement and the Third Amended and Restated Partnership Agreement. The First Amended and Restated Company Agreement provides for certain additional transfer restrictions of OpCo Units (and other equity interests in the Operating Company).

The First Amended and Restated Company Agreement requires that, after setting aside such reserves as the Issuer, in its capacity as the managing member of the Operating Company, determines, within 45 days after the end of each quarter, the Operating Company will distribute its available cash to its unitholders of record on the applicable record date.

References to, and descriptions of, the First Amended and Restated Company Agreement as set forth in this Item 6 are qualified in their entirety by reference to the First Amended and Restated Company Agreement filed hereto as Exhibit 99.8, which is incorporated in its entirety in this Item 6.

Registration Rights Agreement

Upon the closing of the Haymaker Transactions, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with EIGF Aggregator III and TE Drilling Aggregator, Haymaker Management, LLC, affiliates of HMR and affiliates of Apollo (the “Holders”), pursuant to which, among other things, the Issuer will (i) prepare, file with the Securities and Exchange Commission (the “SEC”) and use its reasonable best efforts to cause to become effective within 160 days of the execution of the Registration Rights Agreement, a shelf registration statement (the “Shelf Registration Statement”) with respect to the resale of the Common Units issued to Holders in connection with the foregoing transactions (such Common Units being “Registrable Securities”) that would permit some or all of the Registrable Securities to be resold in registered transactions, (ii) use its reasonable best efforts to maintain the effectiveness of the Shelf Registration Statement while the Holders and each of their transferees that hold Registrable Securities are in possession of Registrable Securities and (iii) under certain circumstances, initiate underwritten offerings for the Registrable Securities.

If the Shelf Registration Statement is not effective prior to the 180th day after the execution of the Registration Rights Agreement, then certain of the Holders will be entitled to certain liquidated damages as set forth in the Registration Rights Agreement.

In addition, the Registration Rights Agreement permits the Holders to request to sell any or all of their Registrable Securities in an underwritten offering that is registered pursuant to a Shelf Registration Statement, subject to certain exceptions, including, among other things, that the gross proceeds from the sale are reasonably expected to exceed $50 million in the aggregate.

References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Registration Rights Agreement filed hereto as Exhibit 99.9, which is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

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Exhibit No.	Exhibit Description
99.1	Joint Filing Agreement, dated as of July 23, 2018, by and among the Reporting Persons (filed as Exhibit 99.1 to the Schedule 13D and incorporated herein in its entirety by reference ).

99.2	Powers of Attorney (filed as Exhibit 99.2 to the Schedule 13D and incorporated herein in its entirety by reference).

99.3
Securities Purchase Agreement, dated as of May 28, 2018, by and among Kimbell Royalty Partners, LP, Haymaker Resources, LP and Haymaker Services, LLC (filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 1, 2018 and incorporated herein in its entirety by reference).

99.4	Voting Agreement, dated as of July 12, 2018 (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 18, 2018 and incorporated herein in its entirety by reference).

99.5
Recapitalization Agreement, dated as of July 24, 2018 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 27, 2018 and incorporated herein in its entirety by reference).

99.6
Exchange Agreement, dated as of September 23, 2018 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 24, 2018 and incorporated herein in its entirety by reference).

99.7
Third Amended and Restated Agreement of Limited Partnership of Kimbell Royalty Partners, LP, dated as of September 23, 2018 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 24, 2018 and incorporated herein in its entirety by reference).

99.8
First Amended and Restated Limited Liability Company Agreement of Kimbell Royalty Operating, LLC, dated as of September 23, 2018 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 24, 2018 and incorporated herein in its entirety by reference).

99.9
Registration Rights Agreement, dated as of July 12, 2018 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 18, 2018 and incorporated herein in its entirety by reference).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 2018

EIGF AGGREGATOR III LLC

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

EIGF AGGREGATOR LLC

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

TE DRILLING AGGREGATOR LLC

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR ENERGY INCOME AND GROWTH FUND I L.P.

By:	KKR Associates EIGF L.P., its general partner
By:	KKR EIGF LLC, its general partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR ENERGY INCOME AND GROWTH FUND I-TE L.P.

By:	KKR Associates EIGF TE L.P., its general partner
By:	KKR EIGF LLC, its general partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

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KKR ASSOCIATES EIGF L.P.

By:	KKR EIGF LLC, its general partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR ASSOCIATES EIGF-TE L.P.

By:	KKR EIGF LLC, its general partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR EIGF LLC

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR UPSTREAM ASSOCIATES LLC

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS L.P.

By:	KKR Group Holdings Corp., its general partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR UPSTREAM LLC

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

CUSIP No. 49435R 102
KKR GROUP HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact

CUSIP No. 49435R 102
Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France.

Name	Principal Occupation

Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.

David C. Drummond	Senior Vice President, Corporate Development, Chief Legal Officer and Secretary of Alphabet Inc.

Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School

John B. Hess	Chief Executive Officer of Hess Corporation

Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA

Patricia F. Russo	Former Chief Executive Officer of Alcatel-Lucent

Thomas M. Schoewe	Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.

Robert W. Scully	Former Member, Office of the Chairman of Morgan Stanley

To the best knowledge of the Reporting Persons, none of the persons listed above beneficially owns any Common Units of the Issuer or has engaged in any transactions in Common Units in the previous 60 days.